Notice to ASX/LSE 2023 Reports and notices of 2024 annual general meetings 21 February 2024 2023 Reports Rio Tinto is today releasing the following reports to the Australian Securities Exchange (ASX) as well as on its website at riotinto.com/reports: • Annual Report 2023 • Strategic Report 2023 • Climate Change Report 2023 These reports will also be uploaded to the National Storage Mechanism and will be available at https://data.fca.org.uk/#/nsm/nationalstoragemechanism. Hard copies of these documents will be sent by post to those shareholders who have elected to receive them. Hard copies can be obtained free of charge on request. Rio Tinto expects to file its Annual Report on Form 20-F 2023 with the United States Securities and Exchange Commission on or around 23 February 2024. American Depositary Receipt holders will be able to view Rio Tinto's Annual Report 2023 and the Annual Report on Form 20-F 2023 on the Rio Tinto website. In addition, the following reports will also be accessible at riotinto.com/reports: • Sustainability Fact Book 2023 • Scope 1, 2 and 3 Emissions Calculation Methodology – 2023 Addendum • Industry Associations Disclosure 2023 Notices of 2024 annual general meetings Rio Tinto is also today issuing the notices for the 2024 annual general meetings of Rio Tinto plc and Rio Tinto Limited. The notices will be available at riotinto.com/agm. Rio Tinto Limited's notice of meeting is also being released to the ASX. Rio Tinto plc will hold its 2024 annual general meeting on Thursday, 4 April 2024 in London and Rio Tinto Limited will hold its 2024 annual general meeting on Thursday, 2 May 2024 in Brisbane. Shareholders are invited to participate in the meeting in person or virtually. LEI: 213800YOEO5OQ72G2R82 Classification: 1.1 Annual financial and audit reports. Exhibit 99.3

Notice to ASX/LSE 2 / 2 Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, United Kingdom Matthew Klar M +44 7796 630 637 David Outhwaite M +44 7787 597 493 Media Relations, Australia Matt Chambers M +61 433 525 739 Jesse Riseborough M +61 436 653 412 Alyesha Anderson M +61 434 868 118 Michelle Lee M +61 458 609 322 Media Relations, Americas Simon Letendre M +1 514 796 4973 Malika Cherry M +1 418 592 7293 Vanessa Damha M +1 514 715 2152 Investor Relations, United Kingdom Menno Sanderse M +44 7825 195 178 David Ovington M +44 7920 010 978 Laura Brooks M +44 7826 942 797 Investor Relations, Australia Tom Gallop M +61 439 353 948 Amar Jambaa M +61 472 865 948 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Andy Hodges, Rio Tinto’s Group Company Secretary. riotinto.com